Exhibit (a)(1)(A)

Supplement No. 1 to Offer to Purchase dated June 23, 2014

by

Atlanticus Holdings Corporation Has Amended Its Offer to Purchase for Cash up to $100,000,000 Aggregate Principal Amount of its Outstanding 5.875% Convertible Senior Notes due 2035.

THE OFFER HAS BEEN EXTENDED AND AMENDED. THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT MIDNIGHT, NEW YORK CITY TIME, AT THE END OF JULY 28, 2014, UNLESS THE OFFER IS FURTHER EXTENDED.

This Supplement (the “Supplement”) supplements and amends the Offer to Purchase, dated June 23, 2014, of Atlanticus Holdings Corporation, a Georgia corporation (the “Company”). The Company is amending its previously announced offer to purchase for cash, upon terms and subject to the conditions set forth in the Offer to Purchase, up to $100,000,000 in aggregate principal amount of its outstanding 5.875% Convertible Senior Notes dues 2035 (the “Securities”).

This Supplement makes the following changes to the Offer to Purchase:

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It provides Holders with two consideration choices - (i) tendering Securities pursuant to a Modified Dutch Auction or (ii) tendering Securities for a higher fixed price, subject to the condition that a minimum of $75 million in aggregate principal amount of the Securities are tendered pursuant to the two consideration choices combined;

•	It modifies the price range applicable to the Modified Dutch Auction; and

•	It extends the Offer to midnight, New York City time, at the end of July 28, 2014, unless further extended.

As amended by this Supplement, Holders that wish to tender now have the option to select from between two consideration choices. Holders tendering must pick one of the two consideration choices. The first choice is to tender pursuant to a Modified Dutch Auction, whereby we will purchase the Securities for a price not greater than $360 nor less than $315 per $1,000 principal amount tendered. If you choose to participate in the Modified Dutch Auction, you must indicate the price range within the new price range (in increments of $0.50 per $1,000 principal amount) at which you wish to tender the Securities. The sec ond choice is to tender at a fixed price of $420 per $1,000 principal amount of Securities tendered, subject to the condition that a minimum of $75 million in aggregate principal amount of the Securities are tendered pursuant to the two consideration choices combined. Alternatively, if you wish to maximize the chance that the Company will purchase your Securities, you should refrain from specifying a price at which you are tendering your Securities, in which case, you will accept the applicable Purchase Price selected by us in the Offer. Tenders of Securities that have been submitted prior to the date of this Supplement will be cancelled. These Holders must retender the Securities in accordance with the procedures described in the Offer to Purchase.

All Securities purchased pursuant to the two consideration choices will be at the same Purchase Price - either $420 or, if less than $75 million in aggregate principal amount of the Securities are tendered pursuant to the two consideration choices combined, the price determined in the Modified Dutch Auction. Both consideration choices are subject to a maximum purchase amount of $100 million in aggregate principal amount of the Securities, with Securities tendered pursuant to both consideration choices participating equally in proration. Under this approach, all Holders that tender Securities will receive, subject to proration, the maximum price payable to any Holder.

Below is a description of the treatment of tendered Securities, based on different aggregate amounts of Securities being tendered:

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In the event that less than $75 million in aggregate principal amount of the Securities are tendered pursuant to the two consideration choices combined, the Company will promptly (i) purchase all Securities tendered pursuant to the first consideration choice at the price determined by the Modified Dutch Auction mechanism and (ii) return all Securities tendered pursuant to the second consideration choice.

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In the event that $75 million to $100 million in aggregate principal amount of the Securities are tendered pursuant to the two consideration choices combined, the Company will purchase all Securities tendered pursuant to both consideration choices for $420 per $1,000 principal amount tendered.

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In the event that more than $100 million in aggregate principal amount of the Securities are tendered pursuant to the two consideration choices combined, the Company will promptly (i) purchase $100 million in aggregate principal amount of the Securities for $420 per $1,000 principal amount tendered on a prorated basis and (ii) return the Securities tendered but not purchased because of proration.

All references to the minimum purchase price for the Securities in the Modified Dutch Auction (originally $300) are hereby amended to mean $315. The term “Price Range” is hereby amended to mean a purchase price not greater than $360 nor less than $315 per $1,000 principal amount of the Securities tendered. All references in the Offer to Purchase to the “Expiration Date” and the date of termination of withdrawal rights shall mean midnight, New York City time, at the end of July 28, 2014, unless the Offer is further extended.

ATLANTICUS HOLDINGS CORPORATION

July 15, 2014

The Trustee and Paying Agent is:
U.S. Bank National Association.

Contact Information:

U.S. Bank National Association
Mail Code: EP-MN-WS2N
111 Fillmore Avenue
St. Paul, MN 55107-1402
Attention: Specialized Finance

Fax: 651-466-7372
E-mail: cts.specfinance@usbank.com
For Information: (800) 934-6802

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